Exhibit 3.37

CERTIFICATE OF INCORPORATION
OF
WMW, INC.

ARTICLE I
NAME

The name of the Corporation is WMW, INC.

ARTICLE II
REGISTERED OFFICE/AGENT

The registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Caste, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
PURPOSES

The purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV
CAPITAL STOCK

A.            Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation shall be authorized to issue is 10,000 shares of common stock, par value $.001 per share.

ARTICLE V
EXISTENCE

The existence of the Corporation is to be perpetual.

ARTICLE VI
BOARD OF DIRECTORS

Except as otherwise provided by law, the business and affairs of the Corporation shall be managed by, or under the direction of, its Board of Directors. The number of directors of the Corporation shall be fixed by, and in the manner provided in, the Corporation’s Bylaws. Elections of directors need not be by written ballot unless the Corporation’s Bylaws provide otherwise. In furtherance and not in limitation of the rights, powers, privileges and discretionary authority conferred by the Delaware General Corporation Law (“DGCL”) or other applicable law, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VII
LIMITED DIRECTOR LIABILITY

A director of the corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of directors, than the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the DGCL, as amended. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII
INDEMNIFICATION

A.            Mandatory Indemnification. Each person who at any time is or was a director or officer of the Corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a “Proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, whether the basis of a Proceeding is alleged action in such person’s official capacity or in another capacity while holding such office, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, or any other applicable law as may from time to time be in effect (but, in the case of any such amendment or enactment, only to the extent that such amendment or law permits the Corporation to provide broader indemnification rights than such law prior to such amendment or enactment permitted the Corporation to provide), against all expense, liability and loss (including, without limitation, court costs and attorneys’ fees, judgments, fines, excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection with a Proceeding, and such indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation or a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan other for-profit or non-profit enterprise, and shall inure to the benefit of such person’s heirs, executors and administrators. The Corporation’s obligations under this Section A include, but are not limited to, the convening of any meeting, and the consideration of any matter thereby, required by statute in order to determine the eligibility of any person for indemnification.

B.            Prepayment of Expenses. Expenses incurred by a director or officer of the Corporation in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding to the fullest extent permitted by, and only in compliance with, the DGCL or any other applicable laws as may from time to time be in effect, including, without limitation, any provision of the DGCL which requires, as a condition precedent to such expense advancement, the delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Section A of this Article VIII or otherwise. Repayments of all amounts so advanced shall be upon such terms and conditions, if any, as the Corporation’s Board of Directors deems appropriate.

C.            Vesting. The Corporation’s obligation to indemnify and to prepay expenses under Sections A and B of this Article VIII shall arise, and all rights granted to the Corporation’s directors and officers hereunder shall vest, at the time of the occurrence of the transaction or event to which a Proceeding relates, or at the time that the action or conduct to which such Proceeding relates was first taken or engaged in (or omitted to be taken or engaged in), regardless of when such Proceeding is first threatened, commenced or completed. Notwithstanding any other provision of this Certificate of Incorporation or the Bylaws of the Corporation, no action taken by the Corporation, either by amendment of this Certificate of Incorporation or the Bylaws of the Corporation or otherwise, shall diminish or adversely affect any rights to indemnification or prepayment of expenses granted under Sections A and B of this Article VIII which shall have become vested as aforesaid prior to the date that such amendment or other corporate action is effective or taken, whichever is later.

D.            Enforcement. If a claim under Section A or Section B or both Sections A and B of this Article VIII is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit in a court of competent jurisdiction against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such suit (other than a suit brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL or other applicable law to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. The failure of the Corporation (including its Board of Directors, independent legal counsel, or stockholders) to have made a determination prior to the commencement of such suit as to whether indemnification is proper in the circumstances based upon the applicable standard of conduct set forth in the DGCL or other applicable law shall neither be a defense to the action nor create a presumption that the claimant has not met the applicable standard of conduct. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that his conduct was unlawful.

E.             Nonexclusive. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, bylaw, other provisions of this Certificate of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

F.             Permissive Indemnification. The rights to indemnification and prepayment of expenses which are conferred to the Corporation’s directors and officers by Sections A and B of this Article VIII may be conferred upon any employee or agent of the Corporation if, and to the extent, authorized by the Board of Directors.

G.            Insurance. The Corporation shall have power to purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Corporation’s Bylaws, the provisions of this Article VIII, the DGCL or other applicable law.

H.            Other Arrangements. Without limiting the power of the Corporation to procure or maintain insurance or other arrangement on behalf of any of the persons as described in paragraph G of this Article VIII, the Corporation may, for the benefit of persons eligible for indemnification by the Corporation, (1) create a trust fund, (2) establish any form of self-insurance, (3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Corporation or (4) establish a letter of credit, guaranty or surety arrangement.

ARTICLE IX
INITIAL DIRECTORS

The names and addresses of the persons who are to serve as the initial directors of the Corporation until the first annual meeting of stockholders or until their successors are elected and qualify are as follows:

Name	Address
Philip S. Orsino	1600 Britannia Road East Mississauga, Ontario Canada L4W 1J2

ARTICLE X
INCORPORATOR

The name and address of the incorporator is Tracy D. Vice, 700 Louisiana, 35th Floor, Houston, Texas 77002.

Dated: March 17, 1997	/s/ Tracy D. Vice
Tracy D. Vice, Incorporator